

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2013

Via E-Mail

Michael J. Cochran, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street NW
Atlanta, GA 30308

> **Re:** **Analysts International Corporation**
> **Schedule TO-T filed September 3, 2013 by American CyberSystems, Inc.**
> **and ACS Merger Corp.**
> **SEC File No. 005-19161**

Dear Mr. Cochran:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Summary Term Sheet, page 1

1.   We note that the while the Offerors have received commitment letters to finance the purchase of securities, the offer is subject to the Financing Condition described on page 2. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1). In addition, please confirm that five business days will remain in the offer following disclosure of the

change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

2.   On a related note, we note your disclosure on page 3 that you do not believe your financial condition is relevant to a security holder's decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

3.   Refer to the first full question and answer on page 5. It appears from your disclosure that the merger agreement would allow a situation in which the offer is not expired or terminated before the Company files a definitive proxy statement. In such a case, please provide us with your analysis of the Company's ability to proceed in such a way while in compliance with Rule 14e-5.

4.   We note the disclosure in the question and answer entitled "What is the Top-Up Option and when could it be exercised?" Please revise your disclosure to quantify the number of shares available for the top-up option and clearly state whether the available shares would allow you to increase your ownership from 60% of the outstanding shares (thus satisfying the Minimum Condition) to the short-form merger threshold.

Withdrawal Rights, page 19

5.   Please revise to describe the withdrawal rights as set forth in Section 14(d)(5) of the Exchange Act.

Certain Information Concerning the Company, page 23

6.   Please confirm supplementally, with a view toward revised disclosure, that you are not attempting to disclaim your own disclosure under the caption "Sources of Information" and in the first paragraph of the section "Background of the Offer and the Merger." Filing persons may not disclaim responsibility for their own disclosure.

Background of the Offer and the Merger, page 25

7.   Please revise this section to describe the negotiation of the tender and support agreements and the retention/transaction bonus agreements.

Conditions of the Offer, page 50

8.   We note the language in the first paragraph in this section that the conditions of the offer could be triggered "at any time on or after the date of the Merger Agreement." Note that conditions to the offer must occur during the offer period so as not to make the offer illusory. Additionally, if an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions